

August 24, 2010

Mr. Albert W. Ondis
Chairman and Chief Executive Officer
Astro-Med, Inc.
600 East Greenwich Avenue
West Warwick, Rhode Island 02893

> **Re: Astro-Med, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2010**
> **Filed April 9, 2010**
> **File No. 000-13200**

Dear Mr. Ondis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief